United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one:	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended:	December 31, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form will be construed to imply that the commission has verified any information contained in this notification.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full name of Registrant          SUSTAINABLE PROJECTS GROUP INC.

Address of Principal Executive Office (Street and Number)          225 Banyan Boulevard, Suite 220

City, State, Zip Code          Naples, Florida, 34102

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 within the prescribed time period because additional time is required to finalize its financial statements. The Company expects to file the Form 10-K within the extension period of 15 calendar days.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Stefan Muehlbauer	239	316-4593
(Name)	(Area Code)	(Telephone Number)

(2)	Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

sustainable projects group inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

Sustainable projects Group Inc.

Dated: March 31, 2020	By:	/s/ Stefan Muehlbauer
Stefan Muehlbauer – CEO